VIA EDGAR AND FACSIMILE

Mr. Tom Kluck

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549-7010

April 21, 2009

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Tanger Factory Outlet Centers, Inc.

Tanger Properties Limited Partnership

Filed on Form S-4

Registration No. 333-158503

Ladies and Gentlemen:

We hereby join in the request of the registrants that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 5:00 p.m. on April 23, 2009 or as soon thereafter as practicable.

Very truly yours,

GOLDMAN, SACHS & CO. MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:	/s/ Goldman, Sachs & Co.
(Goldman, Sachs & Co.)

Merrill Lynch, Pierce, Fenner & Smith Incorporated

By:	/s/ Jack Vissicchio
Name:	Jack Vissicchio
Title:	Managing Director